James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 27 July 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 23 July 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.1

NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 James Hardie Industries Plc Level 20, 60 Castlereagh Street Sydney, NSW 2000 Australia 23 July 2021 ATTN: Company Secretary BY EMAIL: investor.relations@jameshardie.com.au Greetings, This notification relates to issued ordinary shares in the capital of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. The Vanguard Group, Inc. hereby notifies you that at the date of this notice it has a total notifiable interest in aggregate of 22,228,467 ordinary shares in the capital of the Company. The identity of the registered holders of shares to which this notification relates (so far as known to The Vanguard Group, Inc.) is set out in the attached schedule. Each of the products managed by The Vanguard Group, Inc., (the “Funds”) named in the attached schedule gives notice that, at the date of this notice, it has a total notifiable interest in the number of ordinary shares in the capital of the Company which is set out against its name. The identity of the registered holders of shares to which its notification relates (so far as known) is also set out against its name in the attached schedule. The address of The Vanguard Group, Inc. is: P.O. Box 2600, V26, Valley Forge, PA 19482, USA Yours faithfully, By: Shawn Acker

SCHEDULE Name and address of [Subsidiary]/[Fund] Number of shares Registered holder(s) of shares Vanguard Total International Stock Index Fund P.O. Box 2600, V26, Valley Forge, PA 19482, USA 5,620,870 JP Morgan Chase Bank Vanguard Australian Shares Index Fund 5,327,542 JP Morgan Chase Bank Vanguard Developed Markets Index Fund 2,958,087 State Street Bank and Trust Company SMA 1 2,073,608 Others Vanguard Institutional Total International Stock Market Index Trust II 1,905,538 JP Morgan Chase Bank Vanguard Pacific ex-Japan Stock Index Fund 911,007 Brown Brothers Harriman Vanguard FTSE All-World ex-US Index Fund 829,994 Bank of New York Mellon Corporation Vanguard Pacific Stock Index Fund 444,082 Bank of New York Mellon Corporation SMA 2 388,098 Others SMA 3 302,785 Others Vanguard Institutional Total International Stock Market Index Trust 250,556 JP Morgan Chase Bank SMA 4 215,979 Others Vanguard Total World Stock Index Fund 196,921 State Street Bank and Trust Company SMA 5 143,346 Others Vanguard FTSE Developed Asia Pacific ex Japan UCITS ETF 142,998 Brown Brothers Harriman Vanguard FTSE Developed World ex-U.K. Equity Index Fund 111,762 State Street Bank and Trust Company Vanguard Global Stock Index Fund 103,261 Brown Brothers Harriman Vanguard FTSE All-World UCITS ETF 74,483 Brown Brothers Harriman Vanguard ESG International Stock ETF 57,773 JP Morgan Chase Bank Vanguard FTSE Developed All Cap Ex North America Index Fund 42,125 State Street Bank and Trust Company Vanguard Pacific Stock Index Trust 25,798 JP Morgan Chase Bank Vanguard FTSE Developed World II Common Contractual Fund 20,161 Brown Brothers Harriman Vanguard ESG Developed World All Cap Equity Index Fund 19,926 Brown Brothers Harriman Vanguard FTSE Developed World ex UK Common Contractual Fund 12,074 Brown Brothers Harriman Vanguard FTSE Developed World Common Contractual Fund 10,887 Brown Brothers Harriman Vanguard SRI FTSE Developed World II Common Contractual Fund 10,526 Brown Brothers Harriman Vanguard FTSE Global All Cap Index Fund 10,413 State Street Bank and Trust Company Vanguard FTSE Developed World UCITS ETF 9,769 Brown Brothers Harriman Vanguard FTSE Developed Asia Pacific All Cap Index ETF 4,042 State Street Bank and Trust Company

Vanguard ESG Developed World All Cap Equity Index Fund (UK) 2,562 State Street Bank and Trust Company Vanguard ESG Global All Cap UCITS ETF 975 Brown Brothers Harriman Vanguard Global Momentum Factor Fund 519 State Street Bank and Trust Company Total 22,228,467